

Mail Stop 4631

August 4, 2017

Via E-mail
Mr. Gary G. Smalley
Chief Financial Officer
Tutor Perini Corporation
15901 Olden Street
Sylmar, CA 91342

> **Re:** **Tutor Perini Corporation**
> **Form 10-K for the Year Ended December 31, 2016**
> **Filed February 23, 2017**
> **Definitive Proxy Statement Filed April 13, 2017**
> **File No. 1-06314**

Dear Mr. Smalley:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Definitive Proxy Statement filed April 13, 2017

Compensation Discussion and Analysis, page 26

General

1. Your response to comment 3 of our letter dated July 6, 2017 appears to be inconsistent with your disclosure on page 31of your proxy statement. In future filings, please clarify that you intend to pay the remaining $1.25 million of $5 million succession planning bonus.

       You may contact SiSi Cheng at (202) 551-5004 or me at (202) 551- 3768 with any questions regarding comments on the financial statements and related matters. Please contact Frank Pigott at (202) 551-3570 or Asia Timmons-Pierce at (202) 551-3754 with any other questions.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief
Office of Manufacturing and Construction